

November 1, 2010

Mr. Douglas O. Hart
Chief Financial Officer
Webster Preferred Capital Corporation
145 Bank Street
Waterbury, CT 06702

> RE: **Webster Preferred Capital Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 0-23513**

Dear Mr. Hart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Nonperforming Loans, page 19

1. Please tell us why you believe there has been a significant increase in the percentage of nonperforming loans during 2009. Please address the specific characteristics of these loans that have caused them to become nonperforming in the past year, and not in prior years, and address whether there are any features in these loans which have caused the payment amounts to increase. Please show us the disclosure you will include in future filings.

Mr. Douglas O. Hart
Webster Preferred Capital Corporation
November 1, 2010
Page 2

<u>Impaired Loans, page 20</u>

2. We note that more than half of your impaired loans do not have a related "impairment
    allowance". Please clarify to us why impaired loans would not be written down to their
    net realizable value. Also, tell us the amount of the unrecorded impairment loss.

3. The comment above notwithstanding, please clarify to us where impairment losses are
    reflected on your statements of income.

<u>Allowance for Loan Losses, page 21</u>

4. Please clarify how you considered the increase of nearly 600% in nonperforming loans in
    determining the appropriate level of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202)
551-3693 with any questions.

Sincerely,

Eric McPhee
Staff Accountant